                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            NUTRAMAX PRODUCTS, INC.
                       ---------------------------------
                                (Name of issuer)

                    COMMON STOCK, $0.001 par value per share
                    ----------------------------------------
                         (Title of class of securities)

                                    67061A30
                              --------------------
                                 (CUSIP number)

                               Bernard J. Korman
                       c/o Philadelphia Health Care Trust
                              2129 Chestnut Street
                             Philadelphia, PA 19103
                                 (215) 977-1705
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                January 13, 1999
                 --------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 67061A30                                      PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BERNARD J. KORMAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            526,431

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             526,431

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      526,431

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.38%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 pages

Item 1.  Security and Issuer.
         -------------------

     The securities to which this statement relates are shares of Common Stock, $0.001 par value per share (the "Common Stock"), of NutraMax Products, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 51 Blackburn Drive, Gloucester, MA 01930.

Item 2.  Identity and Background.
         -----------------------

     (a)  Bernard J. Korman

     (b)  c/o Philadelphia Health Care Trust
          2129 Chestnut Street
          Philadelphia, PA 19103

     (c)  Chairman
          Philadelphia Health Care Trust
          2129 Chestnut Street
          Philadelphia, PA 19103

     (d) During the last five years, Mr. Korman has not been convicted in a
                                                    ---
     criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Korman was not a party to a civil
                                                    ---
     proceeding of a judicial or an administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Korman is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The source of funds for the 232,558 shares of Common Stock purchased pursuant to the 1998 Agreement (as hereinafter defined) consisted of personal funds of Mr. Korman in the amount of $999,999.40. The source of funds for the 50,134 shares of Common Stock purchased pursuant to the 1997 Agreement (as hereinafter defined) consisted of personal funds of Mr. Korman in the amount of $639,208.50. The 25,000 options to acquire Common Stock described herein (16,800 of which are currently exercisable) were granted pursuant to the Company's 1996 Stock Option Plan and no consideration was paid therefor by Mr. Korman.

                               Page 3 of 7 Pages

Item 4.  Purpose of Transaction.
         ----------------------

     Pursuant to a Stock Purchase Agreement dated November 6, 1998 by and between the Company and Bernard J. Korman (the "1998 Agreement"), on January 13, 1999 Mr. Korman acquired 232,558 shares of Common Stock in a private placement transaction for investment purposes only.

     Pursuant to an Agreement dated October 14, 1997 by and between the Company and Bernard J. Korman (the "1997 Agreement"), on December 4, 1997 Mr. Korman acquired 50,134 shares of Common Stock in a private placement transaction for investment purposes only.

     Mr. Korman has no present plan to acquire additional securities of the Company; however, no assurance can be given that Mr. Korman may not from time to time acquire additional securities of the Company depending upon future market conditions. Except as set forth herein and except as may be required to carry out his duties and responsibilities as Chairman of the Board of Directors of the Company, Mr. Korman has no present plan or proposal which relates to or would result in:

     (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those enumerated above.

                               Page 4 of 7 Pages

Item 5.  Interest in Securities of Issuer.
         --------------------------------

     (a) Mr. Korman beneficially owns an aggregate of 526,431 shares of Common Stock (including 16,800 shares deemed to be beneficially owned by Mr. Korman which are subject to options previously granted by the Company), representing 7.38% of the issued and outstanding Common Stock as of January 13, 1999.

     (b) Mr. Korman has the sole power to vote and the sole power to dispose of the 526,431 shares of Common Stock.

     (c) Other than the transaction described herein, no transactions by Mr. Korman required to be reported by this Item have taken place in the last 60 days.

     (d) Not applicable

     (e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     Pursuant to the 1998 Agreement, on January 13, 1999 Mr. Korman acquired 232,558 shares of Common Stock in a private placement transaction for investment purposes only.

     Pursuant to the 1998 Agreement, the Company granted Mr. Korman registration rights which require the Company to cause certain of the Company's securities held by Mr. Korman to be registered under the Securities Act of 1933, as amended, so as to permit the sale or other disposition by Mr. Korman of said securities.

     Pursuant to the 1997 Agreement, on December 4, 1997 Mr. Korman acquired 50,134 shares of Common Stock in a private placement transaction for investment purposes only.

     Pursuant to a Registration Rights Agreement dated October 16, 1997 by and between the Company and Bernard J. Korman, the Company granted Mr. Korman registration rights which require the Company to cause certain of the Company's securities held by Mr. Korman to be registered under the Securities Act of 1933, as amended, so as to permit the sale or other disposition by Mr. Korman of said securities.

     Pursuant to the Company's 1996 Stock Option Plan, on December 20, 1996 Mr. Korman was granted 25,000 options to acquire Common Stock of the Company, of which 16,800 options are currently exercisable.

     Mr. Korman is the Chairman of the Board of Directors of the Company.

                               Page 5 of 7 Pages

     Except as set forth in this Schedule 13D, Mr. Korman is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit   Description
-------   -----------

1. Stock Purchase Agreement dated November 6, 1998 by and between the Company and Bernard J. Korman.

2. Agreement dated October 14, 1997 by and between the Company and Bernard J. Korman.

3. Registration Rights Agreement dated October 16, 1997 by and between the Company and Bernard J. Korman.

                               Page 6 of 7 Pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Bernard J. Korman
                                     -----------------------------------------
                                     Bernard J. Korman


Dated: January 25, 1999

                               Page 7 of 7 Pages